EXHIBIT 3







                          UNITED STATES DISTRICT COURT
                      FOR THE EASTERN DISTRICT OF MICHIGAN
                                SOUTHERN DIVISION

          EATON CORPORATION,

                   Plaintiff,

          vs.                               Civil Action No. 96-
                                            Hon.
          CAPCO AUTOMOTIVE PRODUCTS
          CORPORATION, FRANCISCO EDMIR
          BERTOLACCINI, HAROLD L.
          BOWMAN, DAVID A. BROCKWAY,
          C.E. CHEESBROUGH, THOMAS C.
          CLARKE, WILLIAM N. HARPER and
          JOSE ROBERTO MORATO,

                   Defendants.
                                                                     /

          J. THOMAS LENGA (P16551)
          Attorney for Plaintiff
          CLARK HILL, P.L.C.
          1600 First Federal Building
          Detroit, Michigan 48226
          (313) 965-8886

          Of Counsel:
          PAUL ROWE
          WACHTELL, LIPTON, ROSEN & KATZ
          51 West 52nd Street
          New York, New York  10019
                                                                     /



                COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF



              Plaintiff, by its undersigned attorneys, as its

         Complaint for declaratory and injunctive relief, alleges the following upon personal knowledge as to itself and its own acts, and upon information and belief as to all other

         matters.







                              NATURE OF THE ACTION

              1.   This action arises out of plaintiff Eaton

         Corporation's ("Eaton") effort to acquire defendant CAPCO

         Automotive Products Corporation ("CAPCO"), a Michigan

         corporation.  On March 13, 1996, plaintiff Eaton announced a proposal to acquire CAPCO at a price of $11.00 per share in cash, a premium of approximately 50% over the price of

         CAPCO's shares traded in the marketplace prior to the

         announcement.  A copy of Eaton's letter proposal is annexed hereto as Exhibit A.



              2.   Despite the fact that Eaton's proposal represents

         an opportunity for the shareholders of CAPCO to sell their shares for cash at a substantial premium to the prices at

         which CAPCO has recently traded, the defendant directors of

         CAPCO have indicated their opposition to any sale of CAPCO and, in breach of their fiduciary duties, have left CAPCO's takeover defenses in place, thus blocking Eaton's proposal and preventing the public shareholders of CAPCO from deciding for themselves whether to accept Eaton's proposal.



              3.   Thus, in response to Eaton's previous acquisition

         proposals (and current proposal) CAPCO has kept in place the

         CAPCO "Shareholder Rights Plan," a type of corporate

         defensive mechanism that is sometimes called a "poison pill."

         The effect of the Rights Plan is that an acquiror such as

         Eaton cannot purchase more than 20% of CAPCO's shares

         directly from shareholders, without obtaining prior approval from the CAPCO board.  The Rights Plan imposes financially unacceptable dilution upon any acquiror who purchases more than 20% of CAPCO's shares without such board approval.



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              4.   Eaton has accordingly brought this action in order

         to insure that CAPCO is not permitted to continue to impede

         Eaton's proposal, and to insure that CAPCO's shareholders are permitted to choose whether to sell their shares to Eaton or not.  As alleged below, under the circumstances here, CAPCO's refusal to make the Rights Plan inapplicable to the Eaton

         proposal is unlawful and violates the fiduciary duties of

         CAPCO director defendants.



              5.   In addition, in connection with its March 13 offer

         Eaton is giving notice to CAPCO that it will nominate

         candidates to CAPCO's board of directors so that the public shareholders of CAPCO will have the opportunity to vote for a slate of candidates committed (subject to their fiduciary

         duties) to completing a merger with Eaton.  CAPCO has already set a record date of March 20, 1996 for the 1996 CAPCO annual stockholders' meeting to be held May 14, 1996.  If the CAPCO stockholders support the Eaton slate, all the incumbent

         directors of CAPCO can be defeated for re-election on May 14 and can be replaced by the Eaton nominees. Eaton seeks a

         declaration that the CAPCO board cannot alter or delay the meeting date now that a slate of Eaton nominees competing

         with the incumbents is being nominated.



              6.   Finally, CAPCO's public filings state that CAPCO

         believes that it has the ability to cause the Michigan

         Business Combination Act, Chapter 7A of the Michigan Business

         Corporation Act ("the Business Combination Act"), and the

         Michigan Control Shares Act, Chapter 7B of the Michigan

         Business Corporation Act (the "Control Shares Act"), to

         become applicable to CAPCO.  The Business Combination Act

         prevents, for a

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         five year period, any merger between a company subject to its provisions and a company acquiring more than 10% of its

         shares except under onerous conditions, such as a 90%

         stockholder vote, absent board approval.  Under the current circumstances, where Eaton has made a premium all cash

         proposal to acquire CAPCO, it would be a breach of fiduciary duty for CAPCO's board to now seek to have the Business

         Combination Act apply to CAPCO, while it has never done so previously.



              7.   The Control Shares Act imposes burdens and delay

         upon the ability of an acquiror such as Eaton to buy control of a corporation to which the Act applies, by restricting the circumstances under which the acquiror can obtain voting

         rights with respect to its shares.  However, the Control

         Shares Act applies only to corporations that (in addition to meeting other criteria) own "substantial assets" in Michigan.

         As alleged below, CAPCO -- although incorporated in Michigan

         -- does not have substantial assets in Michigan.

         Accordingly, Eaton seeks a declaration from this Court that,

         contrary to CAPCO's public statements, CAPCO is not and

         cannot be subject to the provisions of the Control Shares

         Act.  In the alternative, Eaton seeks a declaration that the

         Control Shares Act, if interpreted to apply to a corporation without substantial assets in Michigan, would be

         unconstitutional and invalid under the Commerce Clause of the

         United States Constitution.



                            PARTIES AND JURISDICTION



              8.   Plaintiff Eaton Corporation is an Ohio corporation

         with its principal place of business in Cleveland, Ohio.

         Eaton is engaged in the manufacture and sale of

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         vehicle equipment and controls.  In 1995, Eaton had revenues of approximately $6 billion.  Eaton shares are traded on the

         New York Stock Exchange ("NYSE").  Eaton's market

         capitalization is approximately $4.5 billion.  Eaton is the beneficial owner of approximately 800,000 shares of CAPCO,

         representing more than 7% of CAPCO's shares.



              9.   Defendant CAPCO is incorporated under the laws of

         Michigan. CAPCO's principal place of business is in Valinhos,

         State of Sao Paulo, Brazil. CAPCO's principal executive

         offices in the United States are located in South Bend,

         Indiana.



              10.  CAPCO has been a public company since mid-1994.

         Previous to that time it was an indirect wholly-owned

         subsidiary of Clark Equipment Company. CAPCO has

         approximately 11 million common shares outstanding, which are traded on the NYSE.  When initially sold to the public in

         mid-1994, CAPCO's shares were priced at $12 per share, but the stock price has since declined substantially.  On March

         12, 1996, the closing price for CAPCO's shares traded on the

         NYSE was $7.50.  CAPCO has approximately 1,600 shareholders of record.



              11.  The individual defendants constitute the board of

         directors of CAPCO. Defendants Bertolaccini, Cheesbrough and

         Morato are employees of CAPCO.  The remaining director

         defendants are each former employees of Clark Equipment

         Company.  Collectively, CAPCO's directors own less than 1% of the shares of CAPCO.








              12.  Plaintiff is a citizen of Ohio.  None of the

         defendants is a citizen or resident of Ohio.  Defendants

         Bertolaccini and Morato are aliens; defendant Bowman is a

         citizen of Arizona; defendant Brockway is a citizen of

         Michigan; defendant Cheesebrough is a citizen of Michigan;

         defendant Clarke is a citizen of Maryland; and defendant

         Harper is a citizen of Indiana.  CAPCO is a citizen of

         Michigan and has its principal place of business in Brazil.

         Accordingly, complete diversity exists pursuant to 28 U.S.C.

         Section 1332.



              13.  This Court has jurisdiction over the subject matter

         of this action pursuant to 28 U.S.C. Sections 1331 (federal question) and 1332 (diversity), and pursuant to 28 U.S.C.

         Section 1367 (supplemental jurisdiction).  The matter in

         controversy herein exceeds the sum or value of $50,000.00,

         exclusive of interest and costs.



              14.  Venue is proper in this judicial district pursuant

         to 28 U.S.C. Section 1391(a)(3) and (b)(3), and under the

         provisions of Section 1391(d).



                            BACKGROUND OF THE ACTION



              15.  Eaton is a substantial customer of CAPCO.

         According to CAPCO's public filings, "[a]pproximately 30% of

         [CAPCO's] revenues in 1994 were derived from sales into the

         United States to Eaton pursuant to a long-term manufacturing arrangement entered into in 1987 and extended in February

         1994."  In November 1995, a representative of Eaton contacted defendant Bertolaccini, the chief executive officer of CAPCO,

         and requested the opportunity to meet with Bertolaccini to discuss a potential acquisition by Eaton of CAPCO.  A meeting was scheduled.








              16.  In the interim, lawyers and investment bankers

         representing CAPCO contacted Eaton and informed Eaton that a prerequisite to any acquisition discussions would be Eaton's agreement to maintain the confidentiality of any non-public information CAPCO made available to Eaton, and Eaton's

         agreement not to make an unsolicited acquisition offer, under any circumstances, for a three-year period. Although Eaton was willing to agree to the proposed confidentiality

         provisions, Eaton was unwilling to agree to prohibit itself for a three-year period from making any acquisition offer.



              17.  Following Eaton's refusal to sign the "standstill"

         agreement in the form insisted upon by CAPCO's professional advisors, a representative of Eaton contacted defendant

         Bertolaccini in early December 1995.  In the course of the conversation, Bertolaccini expressed disappointment that, in essence, discussions between the two companies had met an

         apparent obstacle.  Bertolaccini invited representatives of

         Eaton to visit CAPCO's plant in Brazil and to meet CAPCO's operational management there.



              18.  In January 1996, representatives of Eaton visited

         CAPCO's plant in Brazil pursuant to Bertolaccini's

         invitation, and were introduced to additional members of

         CAPCO's senior management.



              19.  In late January, Eaton contacted Bertolaccini to

         arrange a meeting in the United States for the purpose of

         making an acquisition proposal.  Bertolaccini agreed to the meeting, which took place on February 3, 1996 in Orlando,

         Florida.  At this meeting, Eaton told Bertolaccini that Eaton was prepared (subject to obtaining approval








         from the boards of both companies, including the CAPCO

         board's agreement to make the CAPCO poison pill and the

         Control Shares Act inapplicable to the transaction) to offer

         $10 per share cash for all shares of CAPCO.  Eaton also

         indicated that it was prepared to consider improvements in the terms of its proposal once negotiations were commenced with CAPCO.



              20.  Bertolaccini informed Eaton on February 3 that

         CAPCO's board would not accept an offer priced at  $10 per share.



              21.  On February 14, 1996, Eaton received a telephone

         call from CAPCO's financial and legal advisors informing

         Eaton that the CAPCO board was disappointed with the progress of the discussions, and that a $10 per share offer was not a basis for further discussions.



              22.  On March 6, 1996, Eaton again contacted CAPCO and

         repeated its interest in negotiating a transaction at $10 per share.



              23.  On March 8, Eaton was informed by representatives

         of CAPCO that the CAPCO board had met and rejected Eaton's offer, and had determined that CAPCO was not for sale.



              24.  Eaton was disappointed by CAPCO's reversal of its

         previous interest in pursuing a business combination and by its adoption of a "not for sale" posture.  On March 13, 1996,

         Eaton delivered the attached letter proposal to CAPCO, which was publicly disclosed, and announced it would nominate its own slate of candidates in








         connection with the election of directors at CAPCO's 1996

         annual meeting.  Subject to the terms and conditions set

         forth in the letter, Eaton is offering $11.00 per share for

         CAPCO.



                             FIRST CLAIM FOR RELIEF



              25.  Plaintiff repeats and realleges the allegations

         contained in paragraphs 1 through 24.



              26.  On March 8, 1996, the CAPCO board rejected Eaton's

         previous proposal for a merger transaction and determined

         that it would not entertain any offers for the purchase of

         CAPCO.  This decision is unsupported by a legitimate business rationale, and contradicts representations and

         acknowledgments previously made to Eaton by representatives of defendant.



              27.  While a "poison pill" rights plan is lawful and

         appropriate under certain circumstances, the CAPCO board has breached and is breaching its fiduciary obligations by using the Rights Plan to stand in the way of Eaton's offer under the circumstances here, since the CAPCO defendants cannot

         legitimately believe that Eaton's offer is unfair and cannot demonstrate that Eaton's offer of $11.00  per share is

         unfair.  Thus, the Eaton offer represents an approximate 50%

         premium over the previous trading price of CAPCO's stock on the NYSE; and Eaton has not engaged in, and is not

         threatening to engage in, any unfair or coercive takeover

         tactics.










              28.  If defendants are not declared to be in breach of

         their fiduciary duties by failing to redeem the CAPCO

         Shareholder Rights ("poison pill"), and, if defendants are not enjoined from using the Rights to frustrate Eaton's

         proposal, Eaton will suffer irreparable injury in that Eaton will lose the unique opportunity to acquire CAPCO. The public shareholders of CAPCO will also lose the unique opportunity to sell their shares to Eaton at a premium price.


              29.  Plaintiff has no adequate remedy at law.



                            SECOND CLAIM FOR RELIEF



              30.  Plaintiff repeats and realleges the allegations

         contained in paragraphs 1 through 29 above.



              31.  The entire CAPCO board must stand for re-election

         at the 1996 CAPCO annual stockholders' meeting.  Defendants are aware that, when the shareholders of CAPCO are given the opportunity to vote for the nominees of Eaton (and thus in support of Eaton's proposal) rather than the incumbents, the strong likelihood is that the Eaton nominees will be elected.

         The individual incumbent directors, as a group, currently own less than one percent of the shares of CAPCO, while plaintiff owns more than 7% of such shares.



              32.  Defendants are considering changing the schedule

         that is currently in place for the CAPCO 1996 annual meeting.

         Any delay of such meeting, or any change in the existing

         record date, threatens to deprive plaintiff of the unique

         opportunity to take



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         control of the CAPCO board on May 14, 1996.  There is no

         reason for any change in the current schedule (which was set by the CAPCO board after it was informed of Eaton's interest in acquiring the company) other than delaying Eaton's ability to win the election contest and/or increasing the incumbent

         CAPCO board's chances of defeating the Eaton acquisition

         proposal.  Any such change, motivated by such an improper

         purpose, would violate defendants' fiduciary duties.  Eaton is entitled to a "level playing field" in the election

         contest.    Any delay beyond the May 14 meeting date will

         irreparably damage Eaton and impede its efforts to acquire

         CAPCO, by damaging its chances of prevailing in a proxy

         contest and impeding the free exercise of the corporate

         franchise that Eaton and the other shareholders of CAPCO are entitled to as a matter of equity.



              33.  Plaintiff has no adequate remedy at law.



                             THIRD CLAIM FOR RELIEF



              34.  Plaintiff repeats and realleges the allegations

         contained in paragraphs 1 through 33 above.



              35.  The Michigan Control Shares Act, Chapter 7B of the

         Michigan Business Corporation Act, M.C.L. Section 450.1790-

         99, provides that an acquiror without board approval of more than 20% of the shares of a company subject to the Act shall not have voting rights with respect to such shares unless, at a meeting called pursuant to the provisions of the Act, the other shareholders by majority vote determine to confer such voting rights upon the acquiror.  The Act thus functions as significant deterrent to








         unwelcome share acquisitions, since a prospective acquiror may be denied the very valuable voting rights that an

         acquiror normally seeks to obtain by purchasing shares.



              36.  The Control Shares Act applies only to corporations

         that, among other requirements, have "substantial assets" in the State of Michigan or have their principal place of

         business or executive offices there.  CAPCO does not have its principal place of business or executive offices in Michigan.

         Defendant CAPCO does not have "substantial assets" in the

         State of Michigan.  All of CAPCO's operating assets,

         including all of its manufacturing operations, are located in

         Brazil.  Aside from approximately 2,300 square feet of leased office space in Indiana, CAPCO does not have any U.S. assets other than cash and receivables.  In particular, CAPCO has no tangible assets in Michigan.  Nonetheless, defendants have declared in public documents distributed to investors that they have the ability to cause CAPCO to be covered by the

         provisions of the Control Shares Act.



              37.  An actual controversy, within the meaning of 28

         U.S.C. Section 2201 and the United States Constitution, Art.

         III, exists between plaintiff and defendants concerning the applicability of the Control Shares Act and the Business

         Combination Act to CAPCO.



              38.  If the Control Shares Act is construed to apply to

         CAPCO despite the fact that its only U.S. offices are in

         Indiana, all its manufacturing facilities are in Brazil, and it does not report ownership of any assets in Michigan in its public filings, then the Act as applied to extend coverage to

         CAPCO is an unconstitutional burden upon








         interstate commerce that violates the provisions of the

         Commerce Clause of the United States Constitution, Art. I,

         Section 8.  The mere fact that CAPCO is incorporated under the laws of the State of Michigan is an insufficient basis for the burdens and regulations of interstate commerce

         imposed by the Act, in the absence of the subject corporation having "substantial assets" within Michigan.  The interstate commerce being burdened is Eaton's interstate purchase of

         CAPCO's shares for millions of dollars.



              39.  CAPCO is not currently subject to the Michigan

         Business Combination Act, M.C.L. Sections 450.1775-84.  That

         statute provides that an acquiror of more than 10% of a

         subject company's shares may not, except pursuant to a 90%

         vote of all shareholders, and a two-thirds vote of

         shareholders other than those defined as "interested" under the statute, consummate a merger with the subject company for a five-year period.  Defendants have declared in public

         documents distributed to investors that they have the ability to cause CAPCO to be covered by the provisions of the

         Business Combination Act.  Any action by CAPCO's board of

         directors to cause CAPCO to now become subject to the

         provisions of the Business Combination Act would be a breach of fiduciary duty, since there can be no lawful, legitimate purpose served by CAPCO choosing to become subject to the

         statute as a reaction to Eaton's proposal, which is at a fair price and does not rely on any unfair or coercive tactics.



              40.  The application of either the Business Combination

         Act or the Control Shares Act, or both, will irreparably harm

         Eaton and its efforts to acquire control of CAPCO by imposing onerous burdens upon  Eaton's ability to acquire shares of








         CAPCO and/or to consummate a merger with CAPCO, all in

         violation of defendants' fiduciary duties and the United

         States Constitution.



              41.  Plaintiff has no adequate remedy at law.



              WHEREFORE, plaintiff demands judgment against

         defendants:



              A.   Declaring and decreeing that defendants have

         breached their fiduciary duties by rejecting Eaton's

         acquisition proposals and by maintaining the "poison pill"

         shareholder rights plan in place in response to Eaton's

         merger proposal;



              B.   Requiring defendants to redeem the CAPCO

         Shareholder Rights pursuant to their terms with respect to the Eaton merger proposal;



              C.   Enjoining defendants from taking steps to alter, or

         altering, the existing May 14, 1996 annual meeting date or the March 20, 1996 record date for such meeting; and from

         taking steps to adjourn, or adjourning, the May 14, 1996

         meeting (except pursuant to a majority vote of the shares

         present or voting by proxy at such meeting);



              D.   Declaring and decreeing that CAPCO is not subject

         to the provisions of the Michigan Control Shares Act,

         Business Corporation Act Section 7B, M.C.L. Sections

         450.1790-99 inclusive, or, in the alternative, declaring and decreeing, that application of said statute to CAPCO would violate Art. I, Section 8 of the United States Constitution,

         and enjoining defendants, temporarily, preliminarily, and

         permanently, from enforcing the provisions of said statute with respect to CAPCO;








              E.   Declaring and decreeing that any action by the

         board of directors of CAPCO to cause CAPCO to become subject to the provisions of the Michigan Business Combination Act,

         M.C.L. Sections 450.1775-84, would be a breach of fiduciary duty, and enjoining defendants, temporarily, preliminarily and permanently, from enforcing the provisions of said

         statute with respect to CAPCO; and

              F.   Granting such other and further relief as the Court

         may deem just and proper.







                                  CLARK HILL P.L.C.


                                  By: /s/
                                  J. Thomas Lenga (P16551)
                                  1600 First Federal Building
                                  Detroit, Michigan  48226
                                  (313) 965-8300
                                  Attorneys for Plaintiff,
                                  Eaton Corporation


         Date:  March 13, 1996



























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